April 23, 2009

BY FAX AND EDGAR

Mr.  John Cash

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W.

Washington, D.C. 20549

Re:	Comment Letter Dated April 9, 2009
Affiliated Managers Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Commission File Number: 001-13459

Dear Mr. Cash:

Affiliated Managers Group, Inc. (the “Company”) respectfully submits this letter in response to comments contained in your letter dated April 9, 2009 relating to the Company’s Annual Report on Form 10-K filed on March 2, 2009 with the Securities and Exchange Commission.  We appreciate the care with which the staff reviewed our prior response and have attempted to address all of the comments below.  We have, for convenience, reproduced the staff’s comments, followed by our responses.  We will provide the staff’s suggested disclosure in all applicable future filings, starting with our Form 10-Q for the period ending March 31, 2009, where discussion of the identified items is material and necessary for an understanding of our results of operations and financial condition.

Form 10-K for the Fiscal Year ended December 31, 2008

Critical Accounting Estimates and Judgments, page 39

Goodwill, page 40

1.              Comment:  We note your response to our prior comment six.  Given the significance of your goodwill balance, please revise future filings to specifically disclose each of the valuation inputs for your reporting units and to provide a sensitivity analysis of those inputs based upon reasonably likely changes.

RESPONSE:

In future filings when goodwill is tested for impairment, we will disclose the valuation inputs for each of our reporting units and provide a sensitivity analysis of those inputs based upon reasonably likely changes.

Indefinite-Lived Intangible Assets and Definite-Lived Intangible Assets, page 40

2.              Comment:  We note your response to our prior comment seven. Please revise future filings to include a more specific and quantified discussion of the significant assumptions used in your impairment analysis and to provide a sensitivity analysis of those assumptions based upon reasonably likely changes. In this regard, please also include a discussion regarding how current market conditions have impacted your assumptions.

RESPONSE:

In future filings when indefinite- and definite-lived intangible assets are tested for impairment, we will provide a more specific and quantitative discussion of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.  We will also discuss how current market conditions have impacted our assumptions.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it is the staff’s view that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the foregoing has been responsive to your comments.  If you should have any questions about this letter or require any further information, please call me at (617) 747-3308.

Very truly yours,

/s/ Darrell W. Crate

Darrell W. Crate
Executive Vice President
Chief Financial Officer